MIKE GEDEON

Chief Financial Officer, Value Accelerator Hudson, Ohio, United States

Summary

Mike Gedeon is Chief Financial Officer and leads financial management at AEA. Prior to AEA, Mike was the Founder of Majjag CFO Services and, prior to that, served as Chief Financial Officer for Legacy Roofing Services. Mike has worked with AEA since 2022 and full-time since 2023.

Experience

Advancing Eco Agriculture

Chief Financial Officer
May 2023 - Present (5 months)
Middlefield, Ohio, United States

Majjag CFO Services

Founder & CFO
January 2020 - Present (3 years 9 months)

Legacy Roofing Services LLC

Chief Financial Officer
December 2019 - May 2023 (3 years 6 months)
Cleveland/Akron, Ohio Area

Partnered with CEO to double revenue and triple earnings despite the supply chain challenges from Covid. Lead talent upgrades in the finance department as well as tech stack improvements by implementing new ERP, payroll, project management, and data analytic tools.

Q

Corporate Controller
June 2016 - December 2019 (3 years 7 months)
Twinsburg, Ohio

Lead global finance team - 9 country controllers and Corporate finance team of 4 - to provide accurate monthly financial reports and forecasts. Lead implementation of global finance policy and procedures. Lead integration of large International aquisition. Supported Greenfield launches.

Education

John Carroll University

BSBA, Accountancy · (1994 - 1998)